SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

In the Matter of the Amended and Restated Application of:

BARCLAYS CAPITAL INC.

AND

BLPP AND CERTAIN SERIES

File No. 812-13722

Amended and Restated Application for an Order Pursuant to Section 6(c) of the

Investment Company Act of 1940 (the “Act”) for Exemptions from the

Provisions of Section 12(d)(3) of the Act

Please direct all communications, notices and order to:

With a copy to:

Shirin Emami	Scott R. Anderson
Barclays Capital Inc.	Chapman and Cutler LLP
745 Seventh Avenue	111 W. Monroe
New York, NY 10019	Chicago, IL 60603

UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

IN THE MATTER OF: BARCLAYS CAPITAL INC. AND BLPP AND CERTAIN SERIES (812-13722)	Amended and Restated Application Pursuant to Section 6(c) of the Investment Company Act of 1940 (the “Act”) for an Order exempting Applicants from the provisions of Section 12(d)(3) of the Act

I. INTRODUCTION

Barclays Capital Inc. and BLPP, any series thereof, and any future registered unit investment trusts (the “Trusts”) sponsored by Barclays Capital Inc., or an entity controlling, controlled by or under common control with Barclays Capital Inc. (collectively, the “Depositor”) and their respective existing and future series (each, a “Series,”) (collectively, the “Applicants”) hereby submit an amended and restated application for an order of the Securities and Exchange Commission (the “Commission”) pursuant to Section 6(c) of the Investment Company Act of 1940 (the “Act”) exempting Applicants from the provisions of Section 12(d)(3) of the Act to the extent necessary to permit any Series to invest in any put option, call option or any combination of put options and call options on any security or group or index of securities, including any interest therein or based on the value thereof (collectively, “Options”) written by a person (a “Counterparty”) that, in its most recent fiscal year, derived more than 15% of its gross revenues from “securities related activities” (as defined in Rule 12d3-1 under the Act) (a “Securities Related Issuer”), provided that (a) no Securities Related Issuer who acts as a Counterparty to Options included in a Series nor any of its affiliated persons will participate in the initial offering of the Units of that Series, (b) on the initial date of deposit of such Series the Options written by each Securities Related Issuer will represent less than 25% of the value of the total assets of such Series, (c) no Options written by a Securities Related Issuer and acquired by a Series will specifically reference the performance of securities issued by a Securities Related Issuer that is also a Counterparty to Options in such Series (that is, the Options will not be directly linked to the stock or other securities of a Securities Related Issuer acting as a Counterparty in the related Series but could be linked to a third party index or indices that include one or more such Securities Related Issuers) and (d) no Securities Related Issuer that writes Options held by a Series will act as a broker for any Series in the purchase or sale of any securities for such Series’s portfolios.1

[1]

All existing Trusts that currently intend to rely on the requested order have been named as applicants. Any future unit investment trust that relies on the order will comply with the terms and conditions of this application.

This application for exemption is made on the grounds that such exemption is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. No form having been specifically prescribed for this application, Applicants proceed under Rule 0-2 of the General Rules and Regulations of the Commission under the Act.

II. BACKGROUND

Each of the Trusts, which is or will be a unit investment trust registered under the Act, is sponsored by the Depositor and will be made up of multiple separate Series. Units of beneficial interest (“Units”) of each Series are or will be registered under the Securities Act of 1933 (the “Securities Act”). Each Series is created by a trust indenture (an “Indenture”) among the Depositor and a banking institution satisfying the requirements of Section 26(a) as trustee (a “Trustee”). Applicants request that any order granted pursuant to this application (the “Requested Order”) extend to any future unit investment trusts sponsored by the Depositor where the Depositor becomes a party to an Indenture. The Depositor agrees that any such future unit investment trust will rely on the Requested Order only in accordance with the terms and conditions of this application.

While the structure of the Trusts and the various Series will be similar in most respects, the investment objectives of the Series may be different. Certain Series are anticipated to pursue their investment objectives by investing, in whole or in part, in a portfolio of Options. For example, the first Series is anticipated to seek to return to unitholders on or about its mandatory termination date (1) $1,000 per unit (the approximate initial offering price per unit) plus (2) an amount equal to $1,000 multiplied by approximately 90% of the percentage increase in the value of the S&P 500® Index (the “Index”), if any, from the value of the Index at the close of the market on the 3rd business day after such Series’ initial date of deposit to the value of the Index at the close of the market on such Series’ mandatory termination date subject to a cap of approximately 95-105%. The first Series’ initial portfolio is anticipated to consist of three kinds of Options including two call options and one put option. Each such option will have a notional amount of $1,000. The call options are intended to provide financial exposure to increases in the value of the Index while the put option is intended to provide protection from declines in the value of the Index. The first call option is intended to provide a return at expiration approximately equal to 90% of any appreciation in the Index above its strike price (anticipated to be approximately 100% of the value of the Index at the close of the market on the 3rd business day after the initial date of deposit) over the Series’ life with such Index appreciation limited to approximately 95-105%. The second call option is intended to provide a return at expiration approximately equal to any appreciation in the Index over the Series’ life over its strike price (anticipated to be approximately 70% of the value of the Index at the close of the market on the 3rd business day after the initial date of deposit). The put option is intended to provide a return at expiration approximately equal to any declines in the Index over the Series’ life below its strike price (anticipated to be approximately 170% of the value of the Index at the close of the market on the 3rd business day after the initial date of deposit).

At the inception of each Series, the Depositor selects the Options for inclusion in such Series based on a number of factors, which might include, but will not be limited to, such factors as the financial condition of potential Counterparties, portfolio diversification and the price of Options. The Options held by a Series in reliance on the Requested Order will be “over-the-counter” contracts based on documentation published by the International Securities and Derivatives Association, Inc. or other similar documentation. The Options will be cash-settled upon exercise or expiration (i.e., the Options will be payable in cash and not be settled by delivery of the underlying referenced asset or assets upon exercise). The Option contracts are expected to provide the right for a Series to liquidate all or a portion of the Options held by the Series back to the related Counterparty on each day that the applicable securities exchange is open for trading for its regular trading session (e.g., if Options referenced the S&P 500 Index, the applicable exchange would typically be the New York Stock Exchange). If a Series exercised its right to so liquidate Options, the Counterparty would terminate the applicable Options in exchange for cash equal to an amount payable in connection with such liquidation as set forth in the Option contract. The Option contracts are anticipated to require that the Counterparties provide a liquidation price to a Series for each applicable trading day. The Series may also sell or transfer the Options to certain other institutional investors. In any event, a Series will be designed to hold 15% or less of its net asset value in illiquid securities. For this purpose, an illiquid security is one that the Depositor believes may not be sold or disposed of in the ordinary course of business within seven days at approximately the value at which the applicable Series has valued the security.

Future Series may offer different objectives with different portfolios; however, it is anticipated that the Options in such future Series will reference other indexes, or securities or groups of securities included in indexes, that are unaffiliated broad-based securities market indexes or indexes based on sector classifications of such unaffiliated broad-based securities market indexes. Subject to the following discussion, future Series may have investment objectives that provide different levels of exposure to referenced securities or groups or indexes of securities and offer different levels of principal protection. In all cases, Options held by a Series in reliance on the Requested Order will only reference securities or groups or indexes of securities as the term “securities” is defined under the Act. In no case will a Series holding Options in reliance on the Requested Order hold Options referencing commodities if the trading of such Options would be subject to regulation by the U.S. Commodities Futures Trading Commission (“CFTC”) (unless such regulation by the CFTC is limited to the regulation of fraudulent activity). In addition, all Series holding Options in reliance on the Requested Order will have an investment objective of returning to unitholders on or about the Series’ mandatory termination date at least 50% of the amount originally invested net of fees, expenses and sales charges, regardless of the performance of the referenced securities (i.e., principal protection of approximately 50% or more).

The creation, operation and public offering of all existing Series has been and will be undertaken in compliance with the requirements of the Act and the Securities Act and subsequent offerings of new Series of present or new Trusts similarly will comply with the requirement of the Act and the Securities Act.

As unit investment trusts, the Series are not managed funds. Unlike a managed fund, the portfolios of the Series will be designed to remain relatively fixed. A Series relying on the Requested Order will buy and sell portfolio securities only to pay fees and expenses, issue additional units, redeem units, make required distributions or avoid imposition of taxes on a Series, in connection with termination of a Series and in other limited circumstances specified in the Indenture. These other limited circumstances would in all cases be consistent with the characterization of and requirements applicable to a Series as a unit investment trust as defined under the Act and may include circumstances such as:

(i) a default in the payment of dividends, interest or other payments on a portfolio security;

(ii) where any action or proceeding has been instituted at law or equity seeking to restrain or enjoin the payment of dividends, interest or payments on a portfolio security, or that there exists any legal question or impediment affecting a portfolio security or the payment of dividends, interest or other payments from the same;

(iii) where there has occurred any breach of covenant or warranty in any document relating to the issuer of a portfolio security which would adversely affect either immediately or contingently the payment of dividends, interest or other payments on the security, or the general credit standing of the issuer or otherwise impair the sound investment character of such security;

(iv) where there has been a default in the payment of dividends, principal of or income or premium, if any, on any other outstanding obligations of the issuer of a portfolio security;

(v) where the price of a security has declined to such an extent or other such credit factors exist so that the retention of such security would be detrimental to the Series and to the interest of the unitholders;

(vi) where a sale of a portfolio security is required in order to prevent the Series from being deemed an association taxable as a corporation for federal income tax purposes if the Series is not structured to be so taxable; and

(vii) where a sale is necessary or advisable (a) to maintain the qualification of the Series as a “regulated investment company” for federal income tax purposes (if the Series has elected such treatment) or (b) to provide funds to make any distribution for a taxable year in order to avoid imposition of any income or excise taxes on the Series or on undistributed income in the Series.

III. APPLICABLE LAW

Section 12(d)(3) of the Act generally prohibits any registered investment company from purchasing or otherwise acquiring any security issued by, or any other interest in the business of, any person who is a broker, dealer, underwriter or investment adviser to a registered investment company or an investment adviser registered under the Investment Advisers Act of 1940. Section 12(d)(3) specifically provides:

It shall be unlawful for any registered investment company and any company or companies controlled by such registered investment company to purchase or otherwise acquire any security issued by or any other interest in the business of any person who is a broker, a dealer, is engaged in the business of underwriting, or is either an investment adviser of an investment company or an investment adviser registered under [the Investment Advisers Act of 1940], unless (A) such person is a corporation all the outstanding securities of which . . . are, or after such acquisition will be, owned by one or more registered investment companies; and (B) such person is primarily engaged in the business of underwriting and distributing securities issued by other persons, selling securities to customers, or any one or more of such or related activities, and the gross income of such person normally is derived principally from such business or related activities.

Rule 12d3-1 under the Act provides relief from the prohibitions of Section 12(d)(3). Rule 12d3-1(b) provides:

Notwithstanding Section 12(d)(3) of the Act, an acquiring company may acquire any security issued by a person that, in its most recent fiscal year, derived more than 15 percent of its gross revenues from securities related activities, provided that:

(1) Immediately after the acquisition of any equity security, the acquiring company owns not more than five percent of the outstanding securities of that class of the issuer’s equity securities;

(2) Immediately after the acquisition of any debt security, the acquiring company owns not more than ten percent of the outstanding principal amount of the issuer’s debt securities; and

(3) Immediately after any such acquisition, the acquiring company has invested not more than five percent of the value of its total assets in the securities of the issuer.

The term “securities related activities” is defined in Rule 12d3-1(d) as “a person’s activities as a broker, a dealer, an underwriter, an investment adviser registered under the Investment Advisers Act of 1940, as amended, or as an investment adviser to a registered investment company.”

Section 6(c) of the Act provides that the Commission, by order upon application, may, conditionally or unconditionally, exempt any person, security or transaction, or any class or classes of persons, securities or transactions, from any provision or provisions of the Act or of any rule or regulation under the Act, if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policies and provisions of the Act.

For the reasons discussed below, Applicants believe that the requested exemption from Section 12(d)(3) meets the standards set forth in Section 6(c).

IV. LEGAL ANALYSIS

As stated above, Section 12(d)(3) of the Act generally prohibits any registered investment company from purchasing or otherwise acquiring any security issued by, or any other interest in the business of, any person who is a broker, dealer, underwriter or investment adviser to a registered investment company or an investment adviser registered under the Investment Advisers Act of 1940. Rule 12d3-1(b) provides an exemption from the prohibitions of Section 12(d)(3), but does not permit, among other things, a registered investment company to invest more than five percent of the value of its total assets in the securities of any such issuer. It is intended that the Series will invest in Options that will represent more than 5% (but less than 25%) of the value of the total assets of the respective Series. Therefore, Applicants seek an exemption from Section 12(d)(3) to the extent necessary to permit Series to invest in Options written by Securities Related Issuers in excess of the limits set forth in Rule 12d3-1 subject to the conditions described herein.

By prohibiting registered investment companies from investing in companies engaged in securities-related activities, Section 12(d)(3) principally was designed to prevent investment companies from exposing their assets to the entrepreneurial risks of securities-related businesses.2 When the Act was enacted, most securities related businesses were organized as private partnerships. By investing in such businesses, investment companies would expose their shareholders to potential losses that were not present in other types of investments. Specifically, if the business failed, the investment company, as a general partner, would be held accountable for the partnership’s liabilities, and if the business floundered, the investment company would be locked into its investment.3

As the Commission has noted, if risk prevention was the only purpose of Section 12(d)(3), the Section could have been drafted to permit registered investment companies to limit their liability by purchasing common stock in corporations engaged in securities-related businesses. The Commission has reasoned that the total ban on investing in securities issued by companies engaged in the securities related industry “makes sense only if another purpose of the

[2]	Exemption for Acquisition by Registered Investment Companies of Securities Issued by Persons Engaged Directly or Indirectly in Securities Related Businesses, Investment Company Act Release No. 13725 (Jan. 17, 1984) (“Release IC-13725”). See also Select Sector SPDR Fund and Diamonds Trust (pub. avail. July 6, 2000).
[3]	Release IC-13725.

section was to prevent potential conflicts of interest.”4 As such, the Commission has viewed Section 12(d)(3) as one of several provisions, which, taken together, “were designed to prevent investment companies from being organized, operated, managed, or their portfolio securities selected in the interests of brokers, dealers, underwriters, and investment advisers, whether or not those entities are affiliated persons of the companies.”5

The Commission and its staff have stated that Section 12(d)(3) was intended to eliminate the possibility of certain reciprocal practices between investment companies and securities-related businesses. These reciprocal practices include the possibility that an investment company might purchase securities or other interests in a broker-dealer to reward that broker-dealer for selling investment company interests, rather than solely on investment merit.6 In addition, an investment company might direct brokerage to a broker-dealer in which the company has invested to enhance the broker-dealer’s profitability or to assist it during financial difficulty, even though that broker-dealer may not offer the best price and execution.7 The Commission staff has also stated that a broker-dealer’s advice to a customer regarding investments in investment companies may be influenced by the fact that one or more investment companies have invested in the broker-dealer.8 However, despite the foregoing concerns, the Commission has also recognized that “[a]rguably, the threat of reciprocal practices is minimized in the case of unit investment trusts, which are not managed.”9 Applicants submit that its request for exemption is consistent with the policy and intent underlying Section 12(d)(3) of the Act.

The Options in which a Series invests will not subject a Series to the entrepreneurial risks of an investment in a general partnership interest or an equity investment in a securities related business; rather, the purpose of the investment in Options is to provide economic exposure to a target asset, index or indices whose performance does not correlate with the financial performance of the Option’s Counterparty. For example, the purpose of the Options to be included in the first Series, as currently anticipated, is to provide both loss protection and exposure to the appreciation of the Index. An investment in an Option does not represent an ownership interest in the respective Counterparty. Furthermore, when evaluating the credentials of a potential Counterparty, the Depositor will take into account the potential Counterparty’s

[4]	Id.
[5]	Id.
[6]	Report of the Division of Investment Management Re: Letters from Certain Securities Industry Firms Requesting Modification of, or Exemption from, Section 12(d)(3) of the Investment Company Act of 1940 (pub. avail. Nov. 30, 1979) (attached to letter to Harry A. Jacobs, Jr., Chairman of the Board of the Bache Group, Inc.), cited in Release IC-13725, at n.9.
[7]	Id.
[8]	American Medical Association Tax-Exempt Income Fund, Inc. (pub. avail. Apr. 23, 1978).
[9]	Exemption of Acquisitions of Securities Issued by Persons Engaged in Securities-Related Businesses, Investment Company Act Release No. 19204 (Jan. 4, 1993), at n.15.

creditworthiness and, pursuant to the terms of the Indenture, may instruct the Trustee to liquidate an Option in certain limited circumstances if the creditworthiness of the applicable Counterparty has been adversely affected.

Investing in the Options will not subject the Series to the reciprocal practices and conflicts of interest that Section 12(d)(3) was intended to address. The Depositor would not engage in reciprocal practices with Counterparties but would negotiate the terms of Options with each potential Counterparty to obtain the most favorable terms for the Series. In addition, the purpose of a Series’s investment in Options is to provide economic exposure to a target asset, index or indices and, for certain Series, to provide protection against losses, and not to reward any broker-dealer for sales of Units. Investors in a Series would also know the identity of each Counterparty at the time they make their investment decisions as their identities would be disclosed in the prospectus. The prospectus would also describe the principal terms of the Options. These disclosed terms will include the cost of the Options. The cost of the Options paid by the Series will represent the fair value of the Options determined in accordance with the requirements of the Act, which should minimize the risk of overpayment by the Series. Furthermore, concerns that a Series might direct brokerage transactions to a broker-dealer that is a Counterparty to enhance the broker-dealer’s profitability or to assist the broker-dealer during financial difficulties are virtually non-existent given that the Series are expected to invest primarily or exclusively in Options that are privately-negotiated over-the-counter instruments and not the subject of “brokered” transactions. Finally, the Series will be unit investment trusts and, as such, will not be actively managed. Therefore, the Series should generally not invest significantly in securities that are bought or sold through “brokered” transactions and, therefore, should generally not engage in brokerage transactions that could result in the types of reciprocal practices and conflicts of interest that Section 12(d)(3) was intended to address. Even if a Series did invest in “brokered” securities in addition to Options, Applicants are proposing conditions below that alleviate the concerns regarding a potential conflict of interest if a Series directed brokerage to a broker-dealer which is a Counterparty to Options included in a Series. In addition, a Securities Related Issuer who is acting as a Counterparty represented in a Series will not participate in the initial offering of the units of such Series.

As additional safeguards, Applicants are proposing four conditions that would apply to any Series seeking to rely on the Requested Order. First, to alleviate any concerns pertaining to reciprocal practices and conflicts of interest, Applicants are proposing as a condition to relief that no Securities Related Issuer who acts as a Counterparty to Options included in a Series or any affiliate thereof will participate in the initial offering of such Series’ Units. Second, to limit the potential impact of, and exposure to, any one Counterparty, Applicants are proposing as a condition to relief that on the initial date of deposit of such Series the Options written by each Securities Related Issuer will represent less than 25% of the value of the total assets of such Series. Third, Applicants are proposing as a condition to relief that no Options written by a Securities Related Issuer and acquired by a Series will specifically reference the performance of securities issued by any Securities Related Issuer that is also a Counterparty to Options in such Series (that is, the Options will not be directly linked to the stock or other securities of a Securities Related Issuer acting as a Counterparty in the related Series but could be linked to a third party index or indices that include one or more such Securities Related Issuers). Fourth, to alleviate concerns regarding a potential conflict of interest occurring if a Series directed brokerage to a broker-dealer which is a Counterparty to Options included in such Series to enhance such Counterparty’s profitability or to assist it during financial difficulty, even though that broker-dealer may not offer the best price and execution, Applicants are proposing as a condition to relief that no Securities Related Issuer that writes Options held by such Series will act as a broker for such Series in the purchase or sale of any securities for such Series’ portfolio.

Without the Requested Order, the Depositor will effectively be unable to create Series that achieve contemplated investment objectives in a manner most beneficial to investors. In the experience of Barclays Capital Inc., there is a limited number of options dealers that typically writes instruments such as the Options contemplated for investment by the Series. Further, the dealers that most regularly write such instruments and are likely to offer the most advantageous terms to Series are broker-dealers that are Securities Related Issuers. Without the Requested Order, the Depositor would be left with two options. First, the Depositor could theoretically create Series with Options written by twenty or more Securities Related Issuers. For example, without the Requested Order, the Depositor could attempt to create a Series that holds options written by twenty-five Securities Related Issuer counterparties, each comprising approximately 4% of such Series’ value at inception. In the experience of Barclays Capital Inc., however, it is not realistic to accomplish this due to the limited number of dealers that typically write Options such as those contemplated for investment by Applicants. In addition, use of such a significant number of Counterparties would likely adversely affect the bargaining position of the Depositor in negotiating terms of the Options because each Option contract would likely involve much smaller transaction sizes, which typically offer less attractive pricing and terms for investors, and, as more fully discussed below, because a lack of competition would exist among dealers. Second, without the Requested Order, the Depositor could seek to limit its portfolios to Options issued by Counterparties that are not Securities Related Issuers. However, doing so would dramatically limit the pool of potential Counterparties, thereby limiting both the potential for a diverse group of potential Counterparties and the Depositor’s ability to obtain the best terms for a Series when negotiating Options for inclusion in the portfolio of such Series.

Opening the pool of potential Counterparties to Securities Related Issuers as described herein will enhance the Depositor’s ability to effectively negotiate advantageous prices and terms of Options to the benefit of investors. Applicants submit that the price and terms that any dealer quotes with respect to a particular instrument depends upon a number of factors. One important factor is competition. Dealers will likely be aware that Applicants are prohibited from dealing fully with Securities Related Issuers. Given this awareness, a dealer, in providing quotations on Options, will likely experience less competitive pressure to meet prevailing market quotations. Thus, the quotes that dealers provide with respect to Options may be adversely affected without the Requested Order. Furthermore, having more complete access to all major options dealers, most of which are Securities Related Issuers, would allow the Depositor to be more selective in engaging Counterparties. The Depositor believes that the Requested Order would allow the Depositor to create Series with a wider range of investment objectives to the benefit of investors and will provide opportunities for the Depositor to create Series containing portfolios including Options with advantageous pricing and terms for investors.

Applicants respectfully submit that the holdings of Options written by Securities Related Issuers as described herein would not implicate the policy concerns that led Congress to enact

Section 12(d)(3) of the Act, that granting the Requested Order is in the best interest of investors and that the exemption requested herein meets the standards set forth in Section 6(c).

V. CONCLUSION AND REQUEST FOR ORDER

Section 12(d)(3) of the 1940 Act was intended to protect investment companies from the entrepreneurial risks associated with investments in a securities related business and from certain reciprocal practices and conflicts of interests. For the reasons set forth above, Applicants believe that the relief requested does not implicate the policy concerns that led Congress to enact Section 12(d)(3), and is consistent with the factors that the Commission and its staff have considered in past requests for relief (certain of which are noted in Section VI below). Therefore, Applicants respectfully submit that it is consistent with the protection of investors, the public interest and the purposes fairly intended by the policy and provisions of the Act to issue an order pursuant to Section 6(c) of the Act.

UPON THE BASIS OF THE FOREGOING, it is respectfully requested that the Commission enter an order, based on the facts as hereinabove set forth, under Section 6(c) of the Act for an exemption from Section 12(d)(3) to the extent necessary to permit any Series to invest in Options written by a Counterparty that is a Securities Related Issuer, subject to the condition set forth herein.

VI. PRECEDENT

Applicants note that the Commission has previously granted exemptive relief under Section 12(d)(3) of the Act to registered investment companies seeking to hold certain types of securities issued by entities involved in securities related businesses that are somewhat analogous to the Options described above in which Applicants seek to invest.

In Societe Generale, et al.,10 the Commission granted relief from, among other provisions, Section 12(d)(3), to permit closed-end investment companies to hold options issued by issuers (including certain affiliates) that were involved in securities-related activities. Although the investment companies in Societe Generale were closed-end management investment companies rather than unit investment trusts, they were structured as grantor trusts with relatively fixed portfolios. The investment objective of the investment companies seeking exemptive relief was to preserve the initial capital of investors at maturity, while also giving the investors the opportunity to participate in a possible increase in the value of a securities market index during the term of the investment. The put options described in Societe Generale were intended to provide a principal protection mechanism, while the “index options” were intended to offer the opportunity to participate in gains achieved by the relevant securities market index. In seeking relief from Section 12(d)(3), similar to the analysis offered by Applicants above, the applicants in Societe Generale noted, among other things, (1) the absence of entrepreneurial risks given the

[10]	Societe Generale, et al., Investment Company Act Release No. 26063 (May 29, 2003) (Notice), Investment Company Act Release No. 26081 (June 24, 2003) (Order).

nature and purposes of the options, (2) that the static portfolio of the funds minimized the potential for reciprocal practices and (3) that relevant disclosure offered to investors prior to their making an investment decision added an additional level of protection. The Commission has also granted relief to permit registered investment companies to enter into various protection arrangements in Merrill Lynch Principal Protected Trust, et al.1 1 and in AIG SunAmerica Asset Management Corp. et al.1 2 Each of the foregoing applications also requested relief under Section 17 of the Act to permit counterparties that were affiliated persons of the investment companies to write options or enter into principal protection arrangements with the investment company. However, Applicants do not seek such relief and, therefore, do not raise the more complex issues involved in the foregoing applications. Accordingly, Applicants submit that in light of the legal analysis presented, coupled with the proposed conditions, the policy considerations that supported the issuance of the exemptive relief from Section 12(d)(3) in the foregoing precedent also apply in the present application.

Applicants also note that the Commission has also granted relief from Section 12(d)(3) to many index-based or strategy-based unit investment trusts to permit such trusts to hold securities issued by issuers that were involved in securities-related activities in excess of the limits in Rule 12d3-1 under the Act.13

VII. CONDITIONS

Applicants agree that, with respect to any Series that seeks to rely on any order granted under this application, the following conditions will apply:

1. No Securities Related Issuer who acts as a Counterparty to Options included in a Series or any affiliated person thereof will participate in the initial offering of the Units of such Series.

[11]	Merrill Lynch Principal Protected Trust, et al., Investment Company Act Release No. 26164 (Aug. 20, 2003) (Notice), Investment Company Act Release No. 26180 (Sept. 16, 2003) (Order).
[12]	AIG SunAmerica Asset Management Corp., et al., Investment Company Act Release No. 26725 (Jan. 21, 2005) (Notice), Investment Company Act Release No. 26760 (Feb. 16, 2005) (Order).
[13]

See, e.g., Hennion & Walsh Inc., et. al., Investment Company Act Release No. 26260 (Nov. 21, 2003) (notice), Investment Company Act Release No. 26296 December 17, 2003 (order); Legg Mason Wood Walker, Inc., et. al., Investment Company Act Release No. 25101 (Aug. 3, 2001) (notice), Investment Company Act Release No. 25148 (Sept. 4, 2001) (order); Salomon Smith Barney Inc., et al., Investment Company Act Release No. 24269 (Jan. 28, 2000) (notice), Investment Company Act Release No. 24293 (Feb. 23, 2000) (order); Ranson Unit Investment Trusts, et al., Investment Company Act Release No. 23513 (Oct. 30, 1998) (notice), Investment Company Act Release No. 23546 (Nov. 24, 1998) (order); Corporate Income Fund, et al., Investment Company Act Release No. 23308 (July 9, 1998) (notice). Investment Company Act Release No. 23373 (Aug. 4, 1998) (order); John Nuveen & Co. Incorporated, et al.), Investment Company Act Release No. 22492 (Feb. 4, 1997) (notice), Investment Company Act Release No. 22545 (March 5, 1997) (order).

2. On the initial date of deposit of such Series, the Options written by each Securities Related Issuer will represent less than 25% of the value of the total assets of such Series.

3. No Options written by a Securities Related Issuer and acquired by a Series will specifically reference the performance of securities issued by a Securities Related Issuer that is also a Counterparty to Options in such Series (that is, the Options will not be directly linked to the stock or other securities of a Securities Related Issuer acting as a Counterparty in the related Series but could be linked to a third party index or indices that include one or more securities of such Securities Related Issuers).

4. No Securities Related Issuer that writes Options held by a Series will act as a broker for such Series in the purchase or sale of any securities for such Series’ portfolio.

The person signing this application on behalf of Applicants is authorized to do so by a resolution adopted by the board of directors of Barclays Capital Inc. The authorization of Applicants and the verification of the person signing this application required under Rules 0-2(c) and 0-2(d) are attached.

The verifications required by Rule 0-2(d) are attached hereto as Exhibit A.

PURSUANT TO RULE 0-2(c) OF THE GENERAL RULES AND REGULATIONS UNDER THE ACT, Applicants declare that this application is signed by Philippe El-Asmar, Managing Director, of Barclays Capital Inc., the Depositor of the Trusts, pursuant to the authority invested in him/her pursuant to resolutions attached hereto as Exhibit B.

PURSUANT TO RULE 0-2(f), Applicants hereby state that the address of Applicants is c/o Barclays Capital Inc., 745 Seventh Avenue, New York, New York 10019.

Dated: May 7, 2010.

Barclays Capital Inc., as Depositor

By:	/s/ PHILIPPE EL-ASMAR
Name	Philippe El-Asmar
Title	Managing Director

BLPP

By Barclays Capital Inc.

By:	/s/ PHILIPPE EL-ASMAR
Name	Philippe El-Asmar
Title	Managing Director

INDEX TO EXHIBITS

Exhibit A   —   Verification

Exhibit B    —   Resolutions

EXHIBIT A

VERIFICATION OF APPLICATION AND STATEMENT OF FACT

In accordance with Rule 0-2(d) under the Act, the undersigned states that he has duly executed the attached Application for an order on behalf of Barclays Capital Inc. and BLPP and certain of its Series; that he is a Managing Director of Barclays Capital Inc.; and that all actions taken by the stockholders, directors and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he/she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his/her knowledge, information and belief.

By:	/s/ PHILIPPE EL-ASMAR
Philippe El-Asmar
Title:	Managing Director

EXHIBIT B

BARCLAYS CAPITAL INC.

UNANIMOUS WRITTEN CONSENT OF DIRECTORS

IN LIEU OF MEETING OF THE BOARD OF DIRECTORS

The undersigned, constituting the entire Board of Directors of Barclays Capital Inc. (the “Board”), a Connecticut corporation (the “Corporation”), waiving notice of a meeting and giving consent to act without a meeting pursuant to Section 33-749(a) of the Connecticut Business Corporation Act, hereby take the following actions by unanimous written consent and action that this consent be filed with the minutes of proceedings of the meetings of the Board of Directors of the Corporation:

RESOLVED, that the Board hereby authorizes and directs the following officers or persons, namely Philippe El-Asmar, Kevin Murphy and Michael Rinaldi, with such assistance from the Corporation’s legal counsel or others as may be required, to prepare, execute and file with the Securities and Exchange Commission on behalf of the Corporation as sponsor of BLPP and future unit investment trusts sponsored by the Corporation (the “Trusts”) and their respective series (each a “Series”) one or more applications in such form as deemed necessary or appropriate seeking an exemption from various provisions of the Investment Company Act of 1940, as amended (the “Act”), including in particular Section 12(d)(3) of the Act, to permit, among other things, each Series to invest more than 5% of the value of the total assets of such Series in securities (including, without limitation, options, derivatives or other financial instruments) issued or written by a person that derives more than 15% of its gross revenues from “securities related activities” (as defined in Rule 12d3-1 under the Act).

FURTHER RESOLVED, that any one of the above named officers or persons, be and each of them is hereby authorized and empowered, in the name and on behalf of this Corporation to take such additional actions and to execute and deliver on behalf of the Corporation and the Trusts such other documents or instruments as deemed necessary or appropriate in furtherance of the above resolution, including, without limitation, the preparation, execution and filing of any necessary or appropriate amendment(s) or supplement(s) to such application or applications, his or her authority therefor to be conclusively evidenced by the taking of any such actions or the execution or delivery of any such document or instrument and to pay such fees and costs as may be necessary or appropriate to effectuate the foregoing.

FURTHER RESOLVED, that upon issuance of an order of exemption by the Securities and Exchange Commission in accordance with the terms and conditions of any above-described application, the Trusts and the Corporation are authorized to act in accordance with the provisions of the order of exemption.

FURTHER RESOLVED, that the Secretary or any Assistant Secretary of this Corporation be and hereby is authorized and directed to certify a copy of these resolutions, and from time to time execute a certificate or certificates of incumbency and specimen signatures of the officers or persons named in the first resolution.

This Unanimous Written Consent may be executed in separate counterparts, each of which when so executed shall be an original, but all such counterparts shall together constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned have executed this Unanimous Written Consent as of the 2nd day of November, 2009.

By	/s/ MARTIN KELLY
Martin Kelly

By	/s/ GERARD LAROCCA
Gerard LaRocca

By	/s/ IAN LOWITT
Ian Lowitt

By	/s/ ERIN MANSFIELD
Erin Mansfield

By	/s/ MICHAEL MONTGOMERY
Michael Montgomery